

March 19, 2014

Via E-mail
Mr. Evan L. Hart
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road, N.E., Suite 1200
Atlanta, GA 30328

      Re: Mueller Water Products, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed November 22, 2013
              File No. 1-32892

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Financial Statements, page F-1

Note 18. Consolidating Guarantor and Non-Guarantor Financial Information, page F-34

1.   Please tell us and revise future annual and quarterly filings to disclose, if accurate, that each guarantor subsidiary is "100% owned" by the parent company, as required by Rule 3-10(i)(8)(i) of Regulation S-X or, if not accurate, please explain to us how your condensed consolidating financial statements comply with Rule 3-10 of Regulation S-X. We previously issued this comment to you in our letter dated January 23, 2013.

2.   Please fully explain to us the facts and circumstances that result in the parent company generating positive cash flows from operating activities during each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief